March 27, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C.  20549

              Re:      Bear Stearns Asset Backed Securities I LLC
                       Registration No. 333-131374
                       Request for Acceleration
                       ------------------------------------------

Ladies and Gentlemen:

      In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement No. 333-131374 to 5:30 p.m., Eastern Standard Time, March 27, 2006, or as soon thereafter as practicable.

      The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        BEAR STEARNS ASSET BACKED
                                        SECURITIES I LLC

                                        By: /s/ Joseph T. Jurkowski Jr.
                                            ------------------------------------
                                        Name:  Joeseph T. Jurkowski Jr.
                                        Title: Vice President